Paris, February 5, 2021

Sanofi delivered close to double-digit Q4 2020 business EPS(1) growth at CER

Q4 2020 sales growth(2) of 4.2% and business EPS growth of 9.8% at CER
•Specialty Care sales grew 18.3%, driven by strong Dupixent® performance (+54.2% to €982 million).
•Vaccines up 14.6%, driven by record demand for differentiated influenza vaccines and continued growth of PPH.
•General Medicines declined 7.5%, reflecting lower U.S. Diabetes sales, COVID environment and portfolio streamlining.
•CHC down 3.0% due to decreased sales of Cough & Cold related portfolio in Europe partially offset by Digestive Health brands.
•Leveraged business EPS as the result of prioritization within R&D and continued execution on smart spending initiatives.
•Sales down 2.4% and business EPS flat on a reported basis, as a result of the overall adverse impact from foreign currency rates.
Full-year 2020 performance
•Sales increased 3.3% to €36,041 million, driven by Dupixent® (€3,534 million, up 73,9%) and Vaccines.
•Business EPS of €5.86, up 3.9% on a reported basis and 9.2% at CER ahead of the guidance of 7% to 8%.
•In 2020, cost savings of €1,680 million were realized of which approximately 60% were reinvested .
•IFRS EPS of €9.82 (up 338.4%), reflecting capital gain from sales of Regeneron.
•Entering the sustainable finance landscape with two revolving credit facilities linked to selected sustainability KPIs.
•Board meeting held on February 4, proposes annual dividend of €3.20.
2021 financial outlook
•Sanofi expects 2021 business EPS(1) to grow high single digit(3) at CER, barring unforeseen major adverse events. Applying average January 2021 exchange rates, the currency impact on 2021 business EPS is estimated to be between -4.5% to -5.5%.
Sanofi Chief Executive Officer, Paul Hudson, commented:
“While last year was an extraordinarily challenging year for all, I am incredibly proud of the measurable progress we made within the backdrop of a global pandemic. Our teams across the world have relentlessly delivered on our strategy with a sharpened focus on operating and financial efficiencies. We bolstered our R&D pipeline with the completion of the Synthorx and Principia acquisitions, met several regulatory milestones to bring our important medicines to patients, and have seen several proofs of concept which reassure us about the priorities we chose. We continue to work in parallel on our two COVID-19 vaccine candidates, with clinical trials starting in the coming weeks. At the same time we want to make a more immediate contribution to help saving lives, which is why we have decided to provide manufacturing support to BioNTech and Pfizer. The continuous uptake and potential of Dupixent® for patients, our contribution to population health with Vaccines, reinforced with the resiliency of our General Medicines and Consumer Healthcare portfolios are all solid foundations to build upon in 2021, helping us achieve our ambition of bringing breakthrough medicines and vaccines to people around the world.”

	Q4 2020	Change	Change at CER	2020	Change	Change at CER
IFRS net sales reported	€9,382m	(2.4%)	+4.2%	€36,041m	(0.2%)	+3.3%
IFRS net income reported	€1,081m	N/A	—	€12,314m	+338.8%(5)	—
IFRS EPS reported	€0.86	N/A	—	€9.82	+338.4%	—
Free cash flow(4)	€1,530m	(27.5%)	—	€6,982m	+16.1%	—
Business operating income	€2,052m	+0.3%	+9.9%	€9,762m	+4.4%	+9.7%
Business net income(1)	€1,527m	(0.5%)	+9.4%	€7,347m	+4.2%	+9.6%
Business EPS(1)	€1.22	0.0%	+9.8%	€5.86	+3.9%	+9.2%

(1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (definition in Appendix 9). The consolidated income statement for Q4 2020 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (2) Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (definition in Appendix 9); (3) 2020 restated business EPS was €5.86; (4) Free cash flow is a non-GAAP financial measure (definition in Appendix 9); (5) includes capital gain from sales of Regeneron shares.

2020 fourth-quarter and full-year Sanofi sales
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Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER1
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In the fourth quarter of 2020, Sanofi sales were €9,382 million, down 2.4% on a reported basis. Exchange rate movements had a negative effect of 6.6 percentage points, mainly driven by the decrease of the U.S. dollar, Brazilian real, Turkish lira, Russian ruble, Mexican and Argentine pesos. At CER, Sanofi sales increased 4.2%.
Full-year 2020, Sanofi sales reached €36,041 million, down 0.2% on a reported basis. Exchange rate movements had a negative effect of 3.5 percentage points. At CER, Sanofi sales were up 3.3%.

Global Business Units
Fourth-quarter 2020 net sales by Global Business Unit (€ million; % of total sales)
Fourth-quarter 2020 net sales by geographic region (€ million; % of total sales)
2020 fourth-quarter and full-year business operating income
Fourth-quarter business operating income (BOI) increased 0.3% to €2,052 million. At CER, BOI increased 9.9%. The ratio of BOI to net sales increased 0.6 percentage points to 21.9% versus the prior year. Full-year 2020, BOI increased 4.4% to €9,762 million. At CER, BOI increased 9.7%. The ratio of business operating income to net sales increased 1.2 percentage points to 27.1%.

1 See Appendix 9 for definitions of financial indicators.

Pharmaceuticals
Fourth-quarter 2020 Pharmaceutical sales increased 2.4% to €6,293 million, with double-digit growth of the Specialty Care portfolio mainly driven by the strong performance of Dupixent® which largely offset lower sales in General Medicines partially due to pricing pressures on the Diabetes franchise in the U.S. In 2020, Pharmaceuticals sales increased 3.1% to €25,674 million driven by the strong performance of Specialty Care.

Specialty Care

Dupixent

Net sales (€ million)	Q4 2020	Change at CER	2020	Change at CER
Total Dupixent®	982	+54.2%	3,534	+73.9%
In the fourth quarter, Dupixent® (collaboration with Regeneron) sales were strong despite the COVID-19 environment and increased 54.2% to €982 million. In the U.S., Dupixent® sales of €773 million (up 52.7%) were driven by continued strong demand in atopic dermatitis (AD) in adult and adolescent patients, rapid adoption in children aged 6 to 11 years (approved in May 2020), continued uptake in asthma and chronic rhinosinusitis with nasal polyposis (CRSwNP). Dupixent® total prescriptions (TRx) increased 65% (year-over-year) and new-to-brand prescriptions (NBRx) grew 18% despite fewer in-person physician visits which remain below the pre-COVID level. In Europe, fourth-quarter Dupixent® sales grew 76.9% to €115 million reflecting continued growth in AD in key countries and additional launches in asthma in European markets. In Japan, sales were €58 million (up 30.4%), where strong demand was moderated by the government price decrease implemented in April 2020. Dupixent® was approved in China for the treatment of adults with moderate-to-severe AD in June and will be listed on the NRDL (National Reimbursement Drug List) as of March 2021. In 2020, Dupixent® sales reached €3,534 million, up 73.9% reflecting increased penetration into eligible AD and asthma populations as well as expansion in additional geographies and new indications in younger populations. At the end of 2020, Dupixent® was launched in 47 countries with approximately 230 000 patients on therapy.

Multiple Sclerosis/Neurology/Other Inflammation & Immunology

Net sales (€ million)	Q4 2020	Change at CER	2020	Change at CER
Aubagio®	472	+3.7%	2,045	+10.6%
Lemtrada®	21	-60.3%	113	-58.7%
Kevzara®	60	+16.7%	236	+30.3%
Total Multiple Sclerosis/ Neurology/Other I&I	553	-1.3%	2,394	+3.9%
In the fourth-quarter and full-year Multiple Sclerosis/Neurology/Other I&I sales were down 1.3% (to €553 million) impacted by the Lemtrada® sales decline. In 2020, the franchise’s sales were up 3.9% driven by Aubagio® and Kevzara® sales growth.
Aubagio® sales increased 3.7% in the fourth quarter to €472 million, driven by Europe (up 16.0%), mainly benefiting from demand growth and an earlier price increase in Germany. In the U.S., Aubagio® sales were stable reflecting lower new patient starts related to increased competition. Full-year 2020 Aubagio® sales increased 10.6% mainly driven by demand and price increases in the U.S and Germany.
Fourth-quarter and full-year Lemtrada® sales decreased 60.3% (to €21 million) and 58.7%, respectively, primarily due to the COVID-19 pandemic, which has led to a decrease in infused immune reconstitution therapies such as Lemtrada®.
Fourth-quarter and full-year Kevzara® (collaboration with Regeneron) sales were up 16.7% (to €60 million) and 30.3%, respectively, reflecting growth in Europe and Rest of the World.

Rare Disease

Net sales (€ million)	Q4 2020	Change at CER	2020	Change at CER
Myozyme® / Lumizyme®	235	+3.8%	948	+6.0%
Fabrazyme®	200	-0.9%	817	+3.2%
Cerezyme®	160	+0.6%	690	+4.5%
Aldurazyme®	57	+13.0%	234	+8.5%
Cerdelga®	59	+12.7%	234	+16.0%
Others Rare Disease	23	+4.3%	88	+4.7%
Total Rare Disease	734	+3.0%	3,011	+5.7%
In the fourth quarter, Rare Disease sales increased 3.0% to €734 million, primarily driven by demand partially offset by sales phasing. In 2020, Rare Disease sales increased 5.7% driven by Rest of the World.
Fourth-quarter Cerezyme® sales increased 0.6% to €160 million, driven by strong growth in Rest of the World. Fourth-quarter Cerdelga® sales increased 12.7% to €59 million driven by patient accruals in Europe. Sales of the Gaucher franchise (Cerezyme® + Cerdelga®) increased 3.4% (to €219 million) in the fourth quarter and 7.1% in 2020.
Fourth-quarter Myozyme®/Lumizyme® sales increased 3.8% to €235 million supported by new patient accruals in the U.S. In Rest of the World, sales decrease reflected COVID-19 impact on demand. Full-year 2020 Myozyme®/Lumizyme® sales increased 6.0% driven by new patient accruals in the U.S. and Rest of the World.
Fourth-quarter Fabrazyme® sales decreased 0.9% to €200 million reflecting lower sales in the Rest of the World, due to unfavorable order phasing. Fabrazyme® was launched in China in May and is the first treatment for Fabry disease approved in China. Full-year 2020 Fabrazyme® sales were up 3.2%, reflecting new patient accruals in Europe partially offset by COVID-19 impact and lower sales in Japan due to government price decrease in April 2020.

Oncology

Net sales (€ million)	Q4 2020	Change at CER	2020	Change at CER
Jevtana®	131	+7.0%	536	+12.2%
Fasturtec®	38	+2.6%	152	+12.3%
Libtayo®	19	+66.7%	67	—
Sarclisa®	25	—	43	—
Total Oncology	213	+24.6%	798	+27.1%
Fourth-quarter Oncology sales increased 24.6% to €213 million, driven by Sarclisa® and Libtayo® launches and growth from established franchises. In 2020, Oncology sales were up 27.1% supported by growth in all three regions.
Fourth-quarter and full-year Jevtana® sales increased 7.0% to €131 million and 12.2%, respectively and benefited from increased demand in metastatic castration-resistant prostate cancer following publication of the results of the CARD study in this disease setting at ESMO (European Society for Medical Oncology) and in the NEJM (New England Journal of Medicine) in September 2019. In the U.S., the Jevtana® composition of matter patent will expire in September 2021. From May to July 2020, Sanofi filed patent infringement suits against all generic filers on Jevtana® under Hatch-Waxman in the U.S. District Court for the District of Delaware asserting two method of use patents (US 10,583,110 and US 10, 716,777), both of which lasts until October 2030. Sanofi has reached settlement agreements with some of the defendants and the suit against the remaining defendants are ongoing. In Europe, generic competition is expected from end of March 2021.
Libtayo® (collaboration with Regeneron) approved for the treatment of patients with metastatic cutaneous squamous cell carcinoma (CSCC) or locally advanced CSCC who are not candidates for curative surgery or curative radiation had ex-U.S. sales of €19 million in the fourth quarter and €67 million in 2020. Sales were driven by new country launches. To date, Libtayo® has been launched in 18 countries outside the U.S. Libtayo® sales in the U.S. are reported by Regeneron.
Sarclisa® was approved in March in the U.S. for the treatment of adults with relapsed refractory multiple myeloma (RRMM) who have received at least two prior therapies including lenalidomide and a proteasome inhibitor and in June by the European Commission in certain adults with RRMM. Fourth-quarter Sarclisa® sales were €25 million of which €12 million was generated in the U.S. Sarclisa® is now launched in 12 countries (including the U.S., Japan, UK, Netherlands, Canada, Sweden, Switzerland and France).

Rare Blood Disorder

Net sales (€ million)	Q4 2020	Change at CER	2020	Change at CER
Eloctate®	156	-6.8%	638	-5.7%
Alprolix®	131	+27.8%	466	+15.0%
Cablivi®	30	+93.8%	113	+105.4%
Total Rare Blood Disorder	317	+11.0%	1,217	+7.1%
In the fourth quarter and full-year Rare Blood Disorder franchise sales were up 11.0% (€317 million) and up 7.1%, respectively, driven by Alprolix® and Cablivi® performance which more than offset Eloctate® sales decline in the U.S. Excluding industrial sales of Alprolix® and Eloctate® to Sobi, fourth quarter and full-year Rare Blood Disorder sales grew 2.6% and 2.2%, respectively. Industrial sales to Sobi were higher than usual in the fourth quarter and full-year 2020 due to a change in the supply agreement (in 2020, sales to Sobi represented 17% and 11% of Alprolix® and Eloctate® sales, respectively). Alprolix® and Eloctate® industrial sales to Sobi are expected to be significantly lower in 2021.
Eloctate® sales were €156 million in the fourth quarter, down 6.8% due to lower U.S. sales (-10.6%) as a result of ongoing competitive pressure. Full-year Eloctate® sales decreased 5.7% driven by competitive pressure in the U.S partially offset by the Rest of the World (up 15.6%) which includes industrial sales to Sobi. Excluding industrial sales to Sobi, Eloctate® fourth quarter and full-year sales decreased 8.9% and 9.8%, respectively.
Fourth-quarter and full-year Alprolix® sales were up 27.8% (€131 million) and up 15.0%, mainly driven by patient switches from short-acting factors, prophylaxis conversion and increased industrial sales to Sobi. Full-year Alprolix® sales were up 15.0%. Excluding industrial sales to Sobi, Alprolix® fourth quarter and full-year sales each increased 6.3% and 7.4%, respectively.
Cablivi® for the treatment of adults with acquired thrombotic thrombocytopenic purpura (aTTP) generated sales of €30 million in the fourth quarter of which €18 million from the U.S. In Europe, where the product is commercially available in several countries and has a temporary license to be sold in France, sales were €12 million. Full-year 2020 Cablivi® sales were €113 million of which €72 million from the U.S. In July, the International Society on Thrombosis and Haemostasis (ISTH) published the first evidence based global guidelines on the diagnosis and treatment of thrombotic thrombocytopenic purpura (TTP) in the Journal of Thrombosis and Haemostasis. The ISTH guidelines suggest treatment with Cablivi® in combination with plasma exchange and immunosuppressive therapy for first episode or relapse in all adult aTTP patients. In addition, real world evidence from three published manuscripts from over 230 patients with confirmed aTTP in France, the United Kingdom and Germany continues to demonstrate the benefits of using Cablivi® in combination with plasma exchange and immunosuppresive therapy. This growing body of data confirms HERCULES Phase 3 results and continues to support frontline use of Cablivi® for aTTP treament.

General Medicines

Diabetes

Net sales (€ million)	Q4 2020	Change at CER	2020	Change at CER
Lantus®	587	(13.6%)	2,661	(8.5%)
Toujeo®	221	0.0%	933	8.4%
Total glargine	808	(10.3%)	3,594	(4.7%)
Apidra®	80	(1.1%)	332	1.7%
Admelog®	46	(10.7%)	188	(23.2%)
Soliqua®	46	25.6%	161	+36.1%
Other diabetes	107	(8.2%)	434	(11.2%)
Total Diabetes	1,087	(8.4%)	4,709	(4.8%)
In the fourth quarter, global Diabetes sales decreased 8.4% to €1,087 million, due to a continued decline in the average U.S. glargine price (Lantus® and Toujeo®), as well as some impact from the COVID-19 environment, mainly in the Rest of the World. Full-year 2020 franchise sales were down 4.8% mainly due to lower Lantus® and Admelog® sales in the U.S.and lower Amaryl® sales in China partly offset by Toujeo® and Suliqua® growth.
Lantus® sales were €587 million in the fourth quarter, down 13.6%. mainly due to a continued decline in average U.S. price, patients switching to Toujeo® and biosimilar glargine competition. In Rest of the World, sales decreased 4.1%, reflecting some COVID-19 impact on the out-of-pocket market as well as an unfavorable phasing effect. Full-year 2020 Lantus® sales decreased 8.5%, mainly due to lower sales in the U.S. and to a lesser extent in Europe, despite double-digit growth in China.

Fourth-quarter Toujeo® sales were stable at €221 million, as growth in Rest of the World and Europe offset lower sales in the U.S. In the U.S., fourth-quarter Toujeo® sales decreased 18.2% due to a continued decline in the average price which more than offset volume growth. Toujeo® was launched in China in the fourth quarter. In 2020, Toujeo® sales increased 8.4%, driven by strong performance in Rest of the World and Europe.
Fourth-quarter and full-year Amaryl® sales decreased 7.6% (€68 million) and 15.9%, respectively, due to lower sales in China reflecting the second wave of the VBP program which includes glimepiride (compound name of Amaryl®). As previously disclosed, Sanofi opted not to participate in the bidding for Amaryl®.
Fourth-quarter Soliqua®/Suliqua® sales increased 25.6% to €46 million driven by launches in Rest of the World. Full-year 2020 Soliqua® sales increased 36.1% supported by strong growth in all three regions.

Cardiovascular and Established Rx Products

Net sales (€ million)	Q4 2020	Change at CER	2020	Change at CER
Lovenox®	356	+13.7%	1,351	+4.5%
Plavix®	202	-1.4%	916	-30.1%
Aprovel®/Avapro®	115	-9.2%	554	-15.9%
Thymoglobulin®	80	-4.5%	316	-8.2%
Multaq®	79	-14.1%	312	-8.4%
Praluent®	65	-8.0%	261	+2.3%
Renvela®/Renagel®	44	-46.4%	238	-23.2%
Synvisc® /Synvisc-One®	40	-45.7%	192	-35.6%
Mozobil®	59	+14.5%	214	+10.6%
Eloxatin®	52	+26.2%	198	-0.5%
Taxotere®	41	-2.3%	160	-6.3%
Generics	219	-4.8%	932	-2.9%
Other	1,055	-10.6%	4,367	-6.3%
Total Cardiovascular and Established Rx Products	2,407	-7.1%	10,011	-8.8%
In the fourth quarter, Cardiovascular and Established Rx Products sales decreased 7.1% to €2,407 million, partially due to the COVID environment and divestments as well as lower Renagel®/Renvela® sales.
Fourth-quarter Lovenox® sales increased 13.7% to €356 million, driven by Rest of the World (up 17.6% to €159 million), and Europe (up 9.7% to €189 million) reflecting recent guidelines recommending the use of low molecular weight heparins in hospitalized COVID-19 patients which more than offset biosimilar competition in several European countries. Full-year 2020 Lovenox® sales were up 4.5% driven by Rest of the World sales growth which more than offset biosimilar competition in Europe.
Plavix® sales were down 1.4% in the fourth quarter to €202 million. In China, fourth-quarter Plavix® sales were €64 million, up 18.2%. Full-year 2020 Plavix® sales decreased 30.1%, mainly reflecting lower sales in China (down 52.5% to €341 million) due to net price adjustments following the implementation of the VBP program partially offset by strong volume gains.
Fourth-quarter Aprovel®/Avapro® sales were down 9.2% to €115 million, primarily reflecting lower sales in Europe. In China, fourth-quarter Aprovel®/Avapro® sales were €37 million, down 7.5%. Full-year 2020 Aprovel®/Avapro® sales decreased 15.9%, mainly reflecting lower sales in China (down 33.4% to €190 million) due to net price adjustments following the implementation of the VBP program partially offset by strong volume gains.
Full-year 2020 volume growth of Plavix® and CoAprovel® increased by 78% in China, achieving the more than 60% target.
Fourth-quarter Praluent® sales decreased 8.0% to €65 million, due to lower sales in the U.S. which more than offset performance in Europe (up 44.0% to €35 million). Praluent® was launched in China in April. Effective April 1, 2020, Sanofi has sole responsibility for Praluent® outside the U.S. while Regeneron has sole responsibility for Praluent® in the U.S. Both companies have entered into agreements to support manufacturing needs in the near term and Sanofi booked sales of Praluent® in 2020 in the U.S. In the first quarter of 2021, Sanofi will book limited Praluent® sales in the U.S. Full-year 2020 Praluent® sales grew 2.3% driven by Europe. Excluding the United States and Japan, Praluent® sales grew 13.3% in 2020.

Pharmaceuticals business operating income
In the fourth quarter, business operating income (BOI) of Pharmaceuticals increased 3.7% to €1,695 million. At CER, BOI increased 12.1%. The ratio of BOI to net sales increased by 1.9 percentage points to 26.9% reflecting lower operating expenses, specially R&D due to prioritization and resources reallocation. Full-year 2020, BOI of Pharmaceuticals increased 8.0% (12.0% at CER) to €8,833 million. The ratio of BOI to net sales increased 2.6 percentage points to 34.4%.

Vaccines

Net sales (€ million)	Q4 2020	Change at CER	2020	Change at CER
Influenza vaccines (incl. Vaxigrip®, Fluzone HD®, Fluzone® & Flublok®)	1,228	+24.6%	2,472	+37.9%
Polio/Pertussis/Hib vaccines (incl. Hexaxim® / Hexyon®, Pentacel®, Pentaxim® and Imovax®)	494	+20.3%	2,106	+12.6%
Meningitis/Pneumo vaccines (incl. Menactra®)	125	+7.3%	559	(15.0%)
Adult Booster vaccines (incl. Adacel ®)	123	(11.6%)	467	(14.9%)
Travel and other endemic vaccines	76	(35.8%)	301	(43.2%)
Other vaccines	14	(46.9%)	68	(35.5%)
Total Vaccines	2,060	+14.6%	5,973	+8.8%
Fourth-quarter Vaccines sales increased 14.6% to €2,060 million reflecting the strong influenza vaccines performance in Europe and in the U.S. and higher PPH and meningitis sales partly offset by lower sales of travel vaccines and adult booster due to the COVID-19 pandemic. Full-year 2020 Vaccines sales grew 8.8% driven by influenza vaccines as well as expansion of pediatric combinations which more than compensate the negative COVID-19 impact on the other vaccine franchises.
Influenza vaccines sales increased by 24.6% in the fourth quarter to €1,228 million, reflecting strong demand in the northern hemisphere. In Europe, sales grew 118.3% to €305 million driven by increased vaccination coverage and the launch of the differentiated portfolio (Efluelda®, a quadrivalent Influenza Vaccine-High Dose and Supemtek®, a recombinant influenza vaccine). In the U.S. sales increased 10.2% to €729 million benefiting from the increased demand. Full-year 2020, influenza vaccines sales increased 37.9% to €2,472 million with more than 250 million doses shipped.
In the fourth quarter, Polio/Pertussis/Hib (PPH) vaccines sales increased 20.3% to €494 million driven by Rest of the world (PPH sales were up 30.6%) which benefited from expansion of Hexaxim® and favorable phasing of polio vaccine. Full-year 2020, PPH vaccines sales were up 12.6%.
Fourth-quarter Menactra® sales were up 7.3% to €125 million, driven mainly by catch up after low immunization in summer due to COVID-19. Full-year 2020 Menactra® sales decreased 15.0% to €559 million reflecting the COVID-19 impact.
Adult Booster vaccines sales decreased 11.6% in the fourth quarter to €123 million, primarily reflecting the COVID-19 impact on Adacel® in the U.S. and Repevax® in Europe. Full-year 2020 Adult Booster vaccines sales decreased 14.9% due to the COVID-19 environment.
Fourth-quarter and full-year 2020 Travel and other endemic vaccines sales decreased 35.8% and 43.2% respectively, due to extensive travel restrictions globally.
Vaccines business operating income
In the fourth quarter, business operating income (BOI) of Vaccines increased 16.2% to €825 million. At CER, BOI increased 25.1%. The ratio of BOI to net sales increased 2.8 percentage points to 40.0% versus the prior year. Full-year 2020, BOI of Vaccines increased 4.4% (up 11.2% at CER) to €2,276 million. The ratio of BOI to net sales was stable at 38.1%.

Consumer Healthcare

Net sales (€ million)	Q4 2020	Change at CER	2020	Change at CER
Allergy Cough & Cold	220	-16.7%	1,096	-5.3%
of which Allegra®	80	-3.3%	413	+0.5%
of which Mucosolvan®	15	-35.7%	86	-9.1%
of which Xyzal®	14	+25.0%	70	+39.2%
Pain	299	-2.1%	1,225	+2.3%
of which Doliprane®	86	-9.5%	325	+0.3%
of which Buscopan®	43	—%	177	+8.6%
Digestive	221	+8.5%	858	-8.6%
of which Dulcolax®	60	+21.2%	235	+10.5%
of which Enterogermina®	42	-8.0%	180	-8.6%
of which Essentiale®	57	+30.6%	198	+10.5%
of which Zantac®	—	ns	(7)	-109.0%
Nutritionals	144	+1.9%	611	+4.7%
Other	145	-1.9%	604	+0.5%
of which Gold Bond®	48	-20.3%	201	-4.2%
Total Consumer Healthcare	1,029	-3.0%	4,394	-1.9%
In the fourth quarter, Consumer Healthcare (CHC) sales decreased 3.0% to €1,029 million primarily reflecting a weak cough and cold season due to social distancing measures and wearing of masks. Sales were also impacted by divestments of non-core products and product suspensions due to changing regulatory requirements. Full-year 2020 CHC sales decreased 1.9% as a result of the voluntary recall of Zantac® in October 2019, as well as divestments of non-core products and product suspensions. Excluding the Zantac® recall, full-year 2020 CHC sales were stable.
In Europe, fourth-quarter CHC and full-year 2020 CHC sales decreased 9.7% (to €318 million) and 4.3%, respectively, mainly reflecting lower demand for cough and cold products due to social distancing measures and wearing of masks, divestments of non-core products and product suspensions due to changing regulatory requirements.
In the U.S., fourth-quarter CHC sales increased 2.4% to €238 million, reflecting growth in the Allergy (Allegra® and Xyzal®) and Digestives categories. Full-year 2020 U.S. sales decreased 1.6%, reflecting the impact of the Zantac® recall which offset the growth in the Allergy and Nutritionals categories. Excluding the impact of the Zantac® recall, full-year 2020 US sales would have increased by 5.7%.
In the Rest of the World, fourth-quarter CHC sales decreased 1.1% to €473 million, while full-year 2020 sales slightly decreased (0.4%), mostly driven by the performance of the Allergy, Cough & Cold category.
CHC business operating income
In the fourth quarter, business operating income (BOI) of CHC decreased 10.2% to €307 million. At CER, BOI increased 1.8%. The ratio of BOI to net sales increased 0.1 percentage point to 29.8% versus the prior year. Full-year 2020, BOI of CHC decreased 14.4% (down 8.1% at CER) to €1,419 million. The ratio of BOI to net sales decreased 3.0 percentage points to 32.3%.

Company sales by geographic region

Sanofi sales (€ million)	Q4 2020	Change at CER	2020	Change at CER
United States	3,611	+5.3%	13,465	+8.2%
Europe	2,534	+6.0%	9,151	+1.5%
Rest of the World	3,237	+1.7%	13,425	+0.2%
of which China	492	+9.9%	2,454	-7.7%
of which Japan	419	-4.8%	1,735	-9.5%
of which Brazil	207	+10.0%	836	+5.6%
of which Russia	137	+4.8%	641	+6.7%
Total Sanofi sales	9,382	+4.2%	36,041	+3.3%
Fourth-quarter sales in the U.S. increased 5.3% to €3,611 million driven by the strong sales performance of Dupixent® as well as Vaccines. Full-year 2020 U.S. sales increased 8.2% mainly driven by Dupixent® which more than offset lower Diabetes sales.
In Europe sales were up 6.0% in the fourth-quarter to €2,534 million. Dupixent®, influenza vaccines, Aubagio® and oncology sales growth more than offset lower sales of General Medicines and CHC. Full-year 2020 sales in Europe were up 1.5% reflecting strong sales performance of Dupixent® and influenza vaccines which more than offset lower General Medicines and CHC sales.
In the Rest of the World, sales increased 1.7% to €3,237 million in the fourth quarter driven mainly by the performance of Vaccines, Dupixent®, Lovenox® and Rare Blood Disorders franchise which more than offset lower Established Rx Products sales. Sales in China increased 9.9% to €492 million, driven by CHC and established Rx Products. In Japan, fourth-quarter sales decreased 4.8% to €419 million due to lower sales of Established Rx Products as well as CHC. In the Rest of the World, full-year 2020 sales increased 0.2%, reflecting the impact of the VBP program in China during the first nine months of the year .

R&D update at the end of the fourth quarter 2020
Regulatory update
•The European Commission (EC) extended the marketing authorization for Dupixent® in the European Union (EU) to include children 6 to 11 years of age with severe atopic dermatitis who are candidates for systemic therapy. Dupixent is the only systemic medicine approved in the EU to treat these patients.
•The U.S. Food and Drug Administration (FDA) issued a Complete Response Letter (CRL) regarding the BLA for sutimlimab, an investigational monoclonal antibody for the treatment of hemolysis in adults with cold agglutinin disease. The CRL refers to certain deficiencies identified by the agency during a pre-license inspection of a third-party facility responsible for manufacturing. There were no clinical or safety deficiencies noted in the CRL with respect to the application. Satisfactory resolution of the observations by the third-party manufacturer is required before the BLA can be approved and Sanofi remains in close contact with the FDA and the third-party manufacturer to reach a resolution in a timely manner.
•The EC approved MenQuadfi® for active immunization of individuals from the age of 12 months and older against invasive meningococcal disease caused by Neisseria meningitidis serogroups A, C, W and Y, based upon results from a robust and comprehensive international clinical program, including seven pivotal Phase 2 and 3 randomized, active-controlled, multi-center studies.
•The EC granted a marketing authorization for Supemtek®, a quadrivalent (four-strain) recombinant influenza vaccine, for the prevention of influenza in adults aged 18 years and older. This is the first and only recombinant influenza vaccine now approved in the European Union. The authorization is based on clinical data demonstrating safety, immunogenicity and efficacy of Supemtek in two Phase 3 randomized controlled trials involving more than 10,000 patients in total. Outside of the EU, Supemtek is also approved in the U.S. under the tradename Flublok Quadrivalent®.
•The FDA accepted for priority review the supplemental Biologics License Application (sBLA) for PD-1 inhibitor Libtayo® in monotherapy, to treat patients with first line locally advanced or metastatic non-small cell lung cancer (NSCLC) with ≥50% PD-L1 expression and in patients with second line and advanced Basal Cell Carcinoma BCC. The target action date for the FDA decision is February 28, 2021 (for NSCLC) and March 3, 2021 (for BCC).

•The National Institute for Health and Care Excellence (NICE) issued a Final Appraisal Determination (FAD) recommending Sarclisa® for in combination with existing treatment (pomalidomide and dexamethasone) for adults with relapsed/refractory multiple myeloma who have received three prior lines of treatment and at least two prior therapies including lenalidomide and a proteasome inhibitor and have demonstrated disease progression on the last treatment.
•The FDA accepted for priority review the Biologics License Application (BLA) for avalglucosidase alfa for long-term enzyme replacement therapy for the treatment of patients with Pompe disease (acid α-glucosidase deficiency). The target action date for the FDA decision is May 18, 2021.
•Aubagio® was granted priority review with a PDUFA date of May 2, 2021 for treating pediatric Relapsing Multiple Sclerosis.
•Fitusiran, a potentially transformative siRNA therapy for people with hemophilia A or B, with or without inhibitors was granted Fast Track Designation by the U.S. FDA for all indications.
•The FDA granted Fast Track Designation (FTD) to the oral investigational Bruton’s tyrosine kinase (BTK) inhibitor, rilzabrutinib, which has the potential to be the first BTK inhibitor for the treatment of immune thrombocytopenia (ITP). Rilzabrutinib received orphan drug designation from the FDA for the treatment of ITP in October 2018.
•The European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion for an additional indication for Plavix® (clopidogrel) in adult patients with high-risk transient ischemic attack (TIA) or minor ischemic stroke (IS). This new indication includes Plavix used alongside aspirin within 24 hours of an event and continued for 21 days, followed by long-term single anti-platelet therapy. The additional indication is based on the results of two double-blind, randomized, placebo-controlled investigator-initiated Phase 3 trials.
•FDA has designated SAR442257, (CD38/CD28xCD3 tri-specific) as a Fast Track development program for the investigation in patients with multiple myeloma who have received at least 3 prior lines of therapy, and are refractory to a proteasome inhibitor, an immunomodulatory agent and an anti-CD38 monoclonal antibody.

Portfolio update

Phase 3:
•A Phase 3 trial investigating amcenestrant with palbociclib as first line therapy for patients with ER(+) HER2(-) advanced breast cancer enrolled its first patients.
•Three Phase 3 trials for Dupixent® started: Chronic Inducible Cold Urticaria (LIBERTY-CINDU CurIADS), Chronic Sinusitis without Nasal Polyps (CRSsNP) and Allergic Fungal Rhinosinusitis (AFRS).
•Tolebrutinib, a brain penetrant BTK inhibitor, enrolled patients into the Phase 3 study for Primary Progressive and Secondary Progressive Multiple Sclerosis.
•A Phase 3 study for itepekimab in Chronic Obstructive Pulmonary Disease (AERIFY-1) started.
•Patients have now been re-started on fitusiran in the Phase 3 adolescent and adult clinical studies following a voluntary pause in Q4 2020. An amended protocol was adopted in December and will be presented later today at the European Association of Haemophilia and Allied Disorders (EAHAD) congress. These revisions are aimed at further strengthening the benefit-risk profile of fitusiran for patients.
•The Phase 3 trial for rilzabrutinib in adults and adolescents with persistent or chronic Immune Thrompocytopenia (LUNA3) started.

Phase 2
•Romilkimab, anti-IL4/IL13 bispecific mAb will not be pursued in systemic scleroderma.
•Itepekimab, anti-IL-33, will not be pursued in asthma.
•Isatuximab in combination with cemiplimab for lymphoma was discontinued.
•The venglustat Phase 2 trial in Parkinson’s disease with GBA mutations did not meet the primary endpoint (end-January) and the indication was halted. Safety profile continues to be favorable and the development moves forward as planned in other Rare Disease indications.

Phase 1
•Sanofi and GSK reported interim results of a Phase 1/2 clinical trial to evaluate the safety, reactogenicity (tolerability) and immunogenicity (immune response) of a COVID-19 vaccine candidate. These results demonstrated an insufficient response in older adults and need to refine the concentration of antigen in order to provide high-level immune response across all age groups. The companies plan a Phase 2b study with an improved antigen formulation which with support from BARDA is expected to start this month.

•SAR444245 (THOR707), a non-alpha IL-2, added a cohort in combination with pembrolizumab in solid tumors.
•SAR443820, a RIPK1 inhibitor, being developed for Amyotrophic Lateral Sclerosis (ALS) transitioned to the clinic and started a Phase 1 safety and tolerability study.
•SAR442501, (FGFR3 antibody) being developed for Achondroplasia, transitioned to the clinic and started a Phase 1 safety and tolerability study.

An update of the R&D pipeline at as of December 31, 2020, is available on our website:
https://www.sanofi.com/en/science-and-innovation/research-and-development

Sustainable performance update
Sanofi became the first large biopharmaceutical company to integrate environmental and social features in two sustainability-linked credit facilities. The interest rate is linked to two sustainability key performance indicators (KPIs) and achieving the set sustainability targets leads to a lower interest rate.
The two facilities include a new €4 billion revolving credit facility expiring December 2025, with two extension options of one year each, and an amendment of the €4 billion revolving credit facility expiring in December 2021 with the addition of two extension options of one year each.
The cost of the facilities is linked to the achievement of annual targets for two sustainable KPIs, contribution to Polio eradication and carbon footprint reduction. The innovative character of the transaction lies on Sanofi’s commitment to invest yearly a fixed contribution to both Sanofi’s Espoir Foundation and Sanofi Planet Mobilization program to fund social and environmentally responsible projects and maximize its impact on the two objectives. In case Sanofi achieves its yearly sustainability performance targets, Sanofi’s lending banks will support this contribution through a discount on the margin.

2020 fourth-quarter and full-year financial results2
Business Net Income2
In the fourth quarter of 2020, Sanofi generated net sales of €9,382 million, a decrease of 2.4% and an increase of 4.2% at CER. In 2020, Sanofi sales were €36,041 million, a decrease of 0.2% and an increase of 3.3% at CER.
Fourth-quarter other revenues decreased 13.4% (down 7.1% at CER) to €354 million, reflecting lower VaxServe sales of non-Sanofi products (€308 million, down 7.5% at CER). In 2020, other revenues decreased 11.8% (down 9.5% at CER) to €1,328 million, including lower VaxServe sales of non-Sanofi products (€1,136 million, down 8.4% at CER).
Fourth-quarter Gross Profit decreased 4.0% to €6,298 million (up 2.5% at CER). The gross margin ratio decreased 1.2 percentage points to 67.1% (67.1% at CER) versus the prior year. This decrease reflected the erosion of the Pharmaceuticals gross margin ratio (from 72.5% to 70.7%). The margin accretion from Specialty Care was more than offset by the lower gross margin ratio from General Medicines, reflecting increased net price adjustments for U.S. Diabetes, and evolution of product mix. Vaccines gross margin ratio improved 0.2 percentage point to 60.5%. CHC gross margin ratio decreased from 65.8% to 64.6%. In 2020, the gross margin ratio decreased 0.9 percentage point to 70.1% (69.9% at CER) versus 2019, reflecting the lower gross margin ratio in Pharmaceuticals.
Research and Development (R&D) expenses decreased 10.1% to €1,516 million in the fourth quarter. At CER, R&D expenses decreased 6.8% reflecting reallocation of resources towards priority assets which did not fully offset significant diabetes development costs in the fourth quarter of 2019. The ratio of R&D to sales decreased 1.3 percentage points to 16.2% compared to the prior year. Full-year 2020 R&D expenses decreased 8.1% to €5,529 million (down 6.8% at CER) reflecting reprioritization of resources not fully offsetting the decline in diabetes development expenses. In 2020, the ratio of R&D to sales decreased 1.4 percentage points to 15.3% compared to 2019.
Fourth-quarter selling general and administrative expenses (SG&A) decreased 5.0% to €2,601 million. At CER, SG&A expenses were up 0.3%, reflecting increased investments in Specialty Care and Vaccines which offset smart spending and operational excellence initiatives. In the fourth quarter, the ratio of SG&A to sales decreased 0.8 percentage point to 27.7% compared to the prior year. Full-year 2020 SG&A expenses decreased 5.0% to €9,390 million (down 2.4% at CER). In 2020, the ratio of SG&A to sales was 1.3 percentage points lower at 26.1% compared to 2019.
Fourth-quarter operating expenses were €4,117 million, a decrease of 6.9% and 2.4% at CER. Full-year 2020 operating expenses were €14,919 million, a decrease of 6.2% and 4.0% at CER.
Fourth-quarter other current operating income net of expenses was -€125 million versus -€70 million in the prior year. This line included an expense of €289 million (versus a €241 million expense in the fourth quarter of 2019) corresponding to the share of profit to Regeneron of the monoclonal antibodies Alliance, reimbursement of development costs by Regeneron and the reimbursement of commercialization-related expenses incurred by Regeneron. In 2020, other current operating income net of expenses was -€562 million versus -€382 million in 2019 and included a gain of €157 million related to a revaluation of retained Regeneron shares in the second quarter. The full-year 2020 expense associated with the monoclonal antibodies Alliance with Regeneron was €1,001 million, which compared with an expense of €681 million in 2019 (see appendix 7 for further details).
The share of profit from associates was €4 million in the fourth quarter versus a loss of €13 million in the prior year. Following the sale of its Regeneron stake at the end of May 2020, Sanofi restated its previously reported non-GAAP indicator (Business Net Income) and excluded the effect of equity method of accounting for Regeneron investment in 2019, Q1 2020 and Q2 2020. In 2020, the share of profits from associates was €16 million (versus €9 million in 2019).
Fourth-quarter business operating income2 (BOI) increased 0.3% to €2,052 million. At CER, BOI increased 9.9% reflecting the operational leverage driven by smart spending and operational excellence initiatives as well as R&D prioritization. The ratio of BOI to net sales increased 0.6 percentage points to 21.9% versus the prior year. In 2020, BOI was €9,762 million, up 4.4% (up 9.7% at CER) and included €1,680 million of saving initiatives (including around €230 million of savings related to COVID-19). In 2020, operational excellence and deprioritized businesses generated savings of €564 million and €500 million, respectively while smart spending initiatives realized €616 million. In 2020, the ratio of BOI to net sales increased 1.2 percentage points to 27.1% (27.5% at CER), driven by Pharmaceuticals.
Net financial expenses were €94 million in the fourth quarter versus €73 million in the same period of 2019. Full-year 2020 net financial expenses were €337 million versus €303 million in 2019.
Fourth-quarter and full-year 2020 effective tax rate was stable at 22.0% versus the prior period. Sanofi expects its effective tax rate to be around 21% in 2021, everything being equal in the U.S.
Fourth-quarter business net income2 decreased 0.5% to €1,527 million and increased 9.4% at CER. The ratio of business net income to net sales increased 0.3 percentage points to 16.3% (16.8% at CER) versus the fourth quarter of 2019. In 2020, business net income2 increased 4.2% to €7,347 million and increased 9.6% at CER. The ratio of business net income to net sales increased 0.9 percentage point to 20.4% (20.7% at CER) versus 2019.
In the fourth quarter of 2020, business earnings per share2 (EPS) was stable at €1.22 on a reported basis and increased 9.8% at CER. The average number of shares outstanding was 1,255.1 million versus 1,253.1 million in fourth
2 See Appendix 3 for 2020 fourth-quarter consolidated income statement; see Appendix 9 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

quarter 2019. Full-year 2020, business earnings per share2 was €5.86, up 3.9% on a reported basis and up 9.2% at CER. The average number of shares outstanding was 1,253.6 million in 2020 versus 1,249.9 million in 2019.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In 2020, the IFRS net income was €12,314 million. The main items excluded from the business net income were:
•An amortization charge of €1,681 million related to fair value remeasurement on intangible assets of acquired companies (primarily Genzyme: €549 million, Bioverativ: €331 million, Boehringer Ingelheim CHC business: €202 million, Ablynx: €168 million, Aventis: €104 million) and to acquired intangible assets (licenses/products: €89 million). These items have no cash impact on the Company.
•An impairment of intangible assets of €330 million related to several projects including Diabetes.
•Restructuring costs and similar items of €1,064 million is mainly related to streamlining initiatives in Europe.
•A pre-tax gain of €136 million mainly arising from the divestment of Seprafilm to Baxter.
•A gain of €7,225 million related to the sale of the majority of Sanofi’s Regeneron shares completed on May 29.
•A €264 million tax effect arising from the items listed above, mainly comprising €541 million of deferred taxes generated by amortization and impairments of intangible assets and €293 million associated with restructuring costs and similar items and -€477 million of tax related to the sale of Regeneron shares (see Appendix 4).
•€313 million corresponding to the share of income related to equity accounting from Regeneron until May 29, 2020. Sanofi non-GAAP indicator (Business net income) does not include the share of income related to equity accounting since it ceased to be an associate on May 29, 2020.

Capital Allocation
In 2020, free cash flow3 increased by 16.1% to €6,982 million, after net changes in working capital (-€35 million), capital expenditures (-€1,329 million) and other asset acquisitions4 (-€562 million), proceeds from disposals4 (€930 million), and payments related to restructuring and similar items (-€910 million). Over the period, acquisitions5 were -€5,786 million (-€3,029 million related to Principia and -€2,245 million related to Synthorx) and proceeds from disposals5 net of tax were €10,370 million (sale of Regeneron shares). As a consequence, net debt decreased from €15,107 million at December 31, 2019, to €8,789 million at December 31, 2020 (amount net of €13,915 million cash and cash equivalents).

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Financial statements are not audited. The audit procedures by the Statutory Auditors are underway.

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3 non-GAAP financial measure (definition in Appendix 9).
4Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
5 Amount of the transaction above €500 million per transaction (inclusive of all payments related to the transaction).

Forward-Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices
List of appendices

Investor Relations: (+) 33 1 53 77 45 45 - E-mail: IR@sanofi.com - Media Relations: (+) 33 1 53 77 46 46 - E-mail: MR@sanofi.com Website: www.sanofi.com

Appendix 1: 2020 fourth-quarter net sales by GBU, franchise, geographic region and product

Q4 2020 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	982	54.2%	44.6%	773	52.7%	115	76.9%	94	44.9%
Aubagio	472	3.7%	-2.1%	318	0.0%	122	16.0%	32	3.0%
Lemtrada	21	-60.3%	-63.8%	11	-61.8%	5	-62.5%	5	-50.0%
Kevzara	60	16.7%	11.1%	31	-2.9%	20	42.9%	9	66.7%
MS/Neurology/Other I&I	553	-1.3%	-6.9%	360	-5.4%	147	9.6%	46	2.1%
Cerezyme	160	0.6%	-9.6%	44	-4.0%	62	-6.0%	54	11.7%
Cerdelga	59	12.7%	7.3%	31	6.5%	24	20.0%	4	25.0%
Myozyme	235	3.8%	-1.3%	90	11.4%	98	2.1%	47	-5.7%
Fabrazyme	200	-0.9%	-7.0%	98	0.0%	51	8.3%	51	-9.8%
Aldurazyme	57	13.0%	5.6%	13	7.7%	21	0.0%	23	30.0%
Rare Disease	734	3.0%	-3.7%	276	3.8%	256	2.4%	202	2.7%
Jevtana	131	7.0%	2.3%	60	3.3%	47	17.1%	24	0.0%
Fasturtec	38	2.6%	-2.6%	23	-3.8%	11	10.0%	4	33.3%
Libtayo	19	66.7%	58.3%	0	—	18	50.0%	1	0.0%
Sarclisa	25	—	—	12	—	7	—	6	—
Oncology	213	24.6%	19.0%	95	14.9%	83	33.3%	35	34.5%
Alprolix	131	27.8%	21.3%	79	10.4%	0	—	52	71.0%
Eloctate	156	-6.8%	-11.9%	103	-10.6%	0	—	53	1.9%
Cablivi	30	93.8%	87.5%	18	100.0%	12	71.4%	0	—
Rare Blood Disorder	317	11.0%	5.3%	200	2.4%	12	71.4%	105	27.4%
Specialty Care	2,799	18.3%	11.3%	1,704	19.1%	613	18.1%	482	15.8%
Lantus	587	-13.6%	-19.5%	202	-23.8%	130	-12.7%	255	-4.1%
Toujeo	221	0.0%	-5.6%	58	-18.2%	96	7.8%	67	10.4%
Apidra	80	-1.1%	-9.1%	9	0.0%	32	-2.9%	39	0.0%
Soliqua/iGlarLixi	46	25.6%	17.9%	29	10.7%	7	40.0%	10	83.3%
Diabetes	1,087	-8.4%	-14.3%	339	-19.6%	303	-2.8%	445	-1.6%
Plavix	202	-1.4%	-4.7%	3	—	33	-5.7%	166	-2.3%
Lovenox	356	13.7%	6.3%	8	28.6%	189	9.7%	159	17.6%
Renagel / Renvela	44	-46.4%	-47.6%	3	-88.6%	11	-21.4%	30	-14.3%
Aprovel	115	-9.2%	-12.2%	3	-50.0%	24	-22.6%	88	-2.1%
Synvisc / Synvysc one	40	-45.7%	-50.6%	25	-53.4%	6	0.0%	9	-35.3%
Mozobil	59	14.5%	7.3%	33	6.1%	15	15.4%	11	44.4%
Thymoglobulin	80	-4.5%	-10.1%	51	1.9%	7	-30.0%	22	-8.0%
Taxotere	41	-2.3%	-4.7%	0	0.0%	—	-100.0%	41	0.0%
Eloxatine	52	26.2%	23.8%	0	-100.0%	1	0.0%	51	18.2%
Praluent	65	-8.0%	-13.3%	24	-30.8%	35	44.0%	6	-45.5%
Multaq	79	-14.1%	-20.2%	69	-14.0%	6	-45.5%	4	150.0%
Generics	219	-4.8%	-19.2%	44	29.7%	22	-45.2%	153	-2.6%
Others	1,055	-10.6%	-15.4%	59	-28.2%	522	-6.7%	474	-11.7%
Cardiovascular & Established Rx Products	2,407	-7.1%	-12.9%	322	-21.0%	871	-5.1%	1,214	-4.1%
General Medicines	3,494	-7.5%	-13.3%	661	-20.3%	1,174	-4.5%	1,659	-3.4%
Pharmaceuticals	6,293	2.4%	-3.9%	2,365	4.6%	1,787	2.2%	2,141	0.3%
Polio / Pertussis / Hib	494	20.3%	11.5%	112	10.0%	80	2.5%	302	30.6%
Adult Booster Vaccines	123	-11.6%	-16.3%	59	-14.9%	37	-5.1%	27	-11.8%
Meningitis / Pneumonia	125	7.3%	0.8%	81	50.9%	0	-100.0%	44	-28.8%
Influenza Vaccines	1,228	24.6%	18.2%	729	10.2%	305	118.3%	194	8.3%
Travel and Other Endemic Vaccines	76	-35.8%	-38.2%	13	-50.0%	5	-83.3%	58	-7.7%
Vaccines	2,060	14.6%	8.0%	1,008	7.7%	429	48.3%	623	9.8%
Allergy, Cough and Cold	220	-16.7%	-22.0%	66	12.5%	59	-32.2%	95	-20.6%
Pain	299	-2.1%	-11.0%	40	-8.5%	139	-4.1%	120	2.1%
Digestive	221	8.5%	-0.9%	24	23.8%	76	0.0%	121	11.4%
Nutritional	144	1.9%	-6.5%	9	11.1%	32	0.0%	103	1.8%
Consumer Healthcare	1,029	-3.0%	-10.8%	238	2.4%	318	-9.7%	473	-1.1%
Company	9,382	4.2%	-2.4%	3,611	5.3%	2,534	6.0%	3,237	1.7%

Full-year 2020 net sales by GBU, franchise, geographic region and product

Full Year 2020 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	3,534	73.9%	70.4%	2,808	72.1%	386	89.2%	340	73.1%
Aubagio	2,045	10.6%	8.8%	1,448	9.0%	473	14.7%	124	15.8%
Lemtrada	113	-58.7%	-59.8%	60	-59.6%	30	-68.4%	23	-28.6%
Kevzara	236	30.3%	27.6%	123	8.7%	75	70.5%	38	57.7%
MS/Neurology/Other I&I	2,394	3.9%	2.1%	1,631	2.5%	578	4.9%	185	13.1%
Cerezyme	690	4.5%	-2.5%	177	-1.6%	249	-3.5%	264	16.6%
Cerdelga	234	16.0%	13.6%	128	10.2%	92	22.7%	14	30.8%
Myozyme	948	6.0%	3.3%	359	10.9%	389	0.5%	200	8.5%
Fabrazyme	817	3.2%	0.5%	406	1.0%	200	8.6%	211	2.8%
Aldurazyme	234	8.5%	4.5%	52	3.9%	80	1.3%	102	17.0%
Rare Disease	3,011	5.7%	1.9%	1,122	4.7%	1,010	2.7%	879	10.4%
Jevtana	536	12.2%	10.7%	246	17.9%	187	10.6%	103	2.9%
Fasturtec	152	12.3%	10.1%	96	10.1%	42	10.5%	14	36.4%
Libtayo	67	331.3%	318.8%	0	—	61	306.7%	6	700.0%
Sarclisa	43	—	—	26	—	9	—	8	—
Oncology	798	27.1%	25.1%	368	24.6%	299	34.5%	131	19.3%
Alprolix	466	15.0%	13.1%	320	8.7%	0	—	146	32.1%
Eloctate	638	-5.7%	-6.7%	445	-12.6%	0	—	193	15.6%
Cablivi	113	105.4%	101.8%	72	117.6%	41	86.4%	0	—
Rare Blood Disorder	1,217	7.1%	5.6%	837	0.1%	41	86.4%	339	22.2%
Specialty Care	10,954	22.4%	19.5%	6,766	24.8%	2,314	16.7%	1,874	21.0%
Lantus	2,661	-8.5%	-11.7%	929	-17.7%	537	-9.8%	1,195	0.5%
Toujeo	933	8.4%	5.7%	267	-5.9%	374	9.6%	292	23.1%
Apidra	332	1.7%	-3.5%	32	-28.3%	131	-1.5%	169	12.8%
Soliqua/iGlarLixi	161	36.1%	32.0%	100	17.2%	24	38.9%	37	129.4%
Diabetes	4,709	-4.8%	-7.9%	1,501	-15.6%	1,206	-2.4%	2,002	3.2%
Plavix	916	-30.1%	-31.3%	10	—	129	-9.2%	777	-33.5%
Lovenox	1,351	4.5%	-0.6%	30	-6.1%	656	-9.3%	665	22.0%
Renagel / Renvela	238	-23.2%	-24.2%	64	-51.9%	46	-16.4%	128	4.0%
Aprovel	554	-15.9%	-17.8%	22	-15.4%	100	-11.5%	432	-16.8%
Synvisc / Synvysc one	192	-35.6%	-37.9%	131	-37.0%	20	-23.1%	41	-36.1%
Mozobil	214	10.6%	8.1%	123	9.6%	55	7.8%	36	18.8%
Thymoglobulin	316	-8.2%	-10.7%	191	-1.0%	29	-21.6%	96	-16.0%
Taxotere	160	-6.3%	-8.0%	0	-100.0%	2	-50.0%	158	-5.8%
Eloxatine	198	-0.5%	-2.5%	1	-116.7%	2	0.0%	195	-3.9%
Praluent	261	2.3%	1.2%	106	-4.5%	121	8.9%	34	2.9%
Multaq	312	-8.4%	-10.1%	274	-5.1%	24	-41.5%	14	27.3%
Generics	932	-2.9%	-13.2%	161	8.6%	100	-27.3%	671	-0.8%
Others	4,367	-6.3%	-9.5%	255	-15.3%	2,015	-3.8%	2,097	-7.4%
Cardiovascular & Established Rx Products	10,011	-8.8%	-12.4%	1,368	-11.4%	3,299	-6.7%	5,344	-9.4%
General Medicines	14,720	-7.6%	-11.0%	2,869	-13.6%	4,505	-5.6%	7,346	-6.3%
Pharmaceuticals	25,674	3.1%	-0.1%	9,635	10.2%	6,819	0.9%	9,220	-1.8%
Polio / Pertussis / Hib	2,106	12.6%	8.2%	412	11.3%	331	6.3%	1,363	14.6%
Adult Booster Vaccines	467	-14.9%	-17.1%	247	-20.3%	150	-10.7%	70	-1.3%
Meningitis / Pneumonia	559	-15.0%	-18.0%	392	-20.3%	1	-50.0%	166	1.2%
Influenza Vaccines	2,472	37.9%	30.7%	1,575	29.9%	441	93.9%	456	30.6%
Travel and Other Endemic Vaccines	301	-43.2%	-44.2%	73	-48.3%	47	-64.4%	181	-29.9%
Vaccines	5,973	8.8%	4.2%	2,759	5.9%	973	15.4%	2,241	9.9%
Allergy, Cough and Cold	1,096	-5.3%	-7.8%	361	13.0%	305	-15.9%	430	-9.4%
Pain	1,225	2.3%	-4.3%	181	-0.5%	539	0.0%	505	5.4%
Digestive	858	-8.6%	-12.9%	86	-43.9%	319	-0.9%	453	-2.6%
Nutritional	611	4.7%	-1.6%	43	15.8%	127	-0.8%	441	5.3%
Consumer Healthcare	4,394	-1.9%	-6.4%	1,071	-1.6%	1,359	-4.3%	1,964	-0.4%
Company	36,041	3.3%	-0.2%	13,465	8.2%	9,151	1.5%	13,425	0.2%

Appendix 2: Business net income statement

Fourth Quarter 2020	Pharmaceuticals			Consumer Healthcare			Vaccines			Others(2)			Total Group
€ million	Q4 2020	Q4 2019(1)	Change	Q4 2020	Q4 2019(1)	Change	Q4 2020	Q4 2019(1)	Change	Q4 2020	Q4 2019(1)	Change	Q4 2020	Q4 2019(1)	Change
Net sales	6,293	6,547	-3.9%	1,029	1,153	-10.8%	2,060	1,908	8.0%	—	—	—%	9,382	9,608	-2.4%
Other revenues	30	36	-16.7%	16	15	6.7%	308	358	-14.0%	—	—	—%	354	409	-13.4%
Cost of Sales	(1,872)	(1,839)	1.8%	(380)	(409)	-7.1%	(1,122)	(1,116)	0.5%	(64)	(93)	-31.2%	(3,438)	(3,457)	-0.5%
As % of net sales	(29.7)%	(28.1)%		(36.9)%	(35.5)%		(54.5)%	(58.5)%					(36.6)%	(36.0)%
Gross Profit	4,451	4,744	-6.2%	665	759	-12.4%	1,246	1,150	8.3%	(64)	(93)	-31.2%	6,298	6,560	-4.0%
As % of net sales	70.7%	72.5%		64.6%	65.8%		60.5%	60.3%					67.1%	68.3%
Research and development expenses	(1,169)	(1,352)	-13.5%	(42)	(45)	-6.7%	(187)	(192)	-2.6%	(118)	(97)	21.6%	(1,516)	(1,686)	-10.1%
As % of net sales	(18.6)%	(20.7)%		(4.1)%	(3.9)%		(9.1)%	(10.1)%					(16.2)%	(17.5)%
Selling and general expenses	(1,432)	(1,511)	-5.2%	(353)	(410)	-13.9%	(235)	(251)	-6.4%	(581)	(565)	2.8%	(2,601)	(2,737)	-5.0%
As % of net sales	(22.8)%	(23.1)%		(34.3)%	(35.6)%		(11.4)%	(13.2)%					(27.7)%	(28.5)%
Other current operating income/expenses	(149)	(241)		35	53		1	3		(12)	115		(125)	(70)
Share of profit/loss of associates* and joint ventures (3)	2	1		2	(14)		—	—		—	—		4	(13)
Net income attributable to non controlling interests	(8)	(7)		—	(1)		—	—		—	—		(8)	(8)
Business operating income	1,695	1,634	3.7%	307	342	-10.2%	825	710	16.2%	(775)	(640)	21.1%	2,052	2,046	0.3%
As % of net sales	26.9%	25.0%		29.8%	29.7%		40.0%	37.2%					21.9%	21.3%

							Financial income and expenses						(94)	(73)
							Income tax expenses						(431)	(439)
							Tax rate**						22.0%	22.0%
							Business net income						1,527	1,534	-0.5%
							As % of net sales						16.3%	16.0%

							Business earnings / share(in euros)***						1.22	1.22	—%
*    Net of tax.
**    Determined based on Business income before tax, associates, and non-controlling interests.
***    Based on an average number of shares outstanding of 1,255.1 million in the fourth quarter of 2020 and 1,253.1 million in the fourth quarter of 2019.
(1)In 2019, change of presentation according to the Company new management reporting basis for 2020 and including the Impact of lease standard IFRS 16, effective January 1, 2019, in order to be reported under IFRS 16 and its related interpretations for comparison purposes.
(2)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc.…).
(3)The line "Share of profits/loss of associates and joint-ventures " has been restated in 2019 to exclude any effect of equity method accounting for Regeneron investment as a consequence of the sale of the entire equity investment in Regeneron (with the exception of 400,000 shares retained by Sanofi) on May 29th 2020.

Full-year 2020	Pharmaceuticals			Consumer Healthcare			Vaccines			Others(2)			Total Group
€ million	2020	2019(1)	Change	2020	2019(1)	Change	2020	2019(1)	Change	2020	2019(1)	Change	2020	2019(1)	Change
Net sales	25,674	25,700	-0.1%	4,394	4,695	-6.4%	5,973	5,731	4.2%	—	—	—%	36,041	36,126	-0.2%
Other revenues	128	173	-26.0%	59	57	3.5%	1,141	1,275	-10.5%	—	—	—%	1,328	1,505	-11.8%
Cost of Sales	(7,025)	(6,750)	4.1%	(1,506)	(1,599)	-5.8%	(3,328)	(3,372)	-1.3%	(245)	(252)	-2.8%	(12,104)	(11,973)	1.1%
As % of net sales	(27.4)%	(26.3)%		(34.3)%	(34.1)%		(55.7)%	(58.8)%					(33.6)%	(33.1)%
Gross Profit	18,777	19,123	-1.8%	2,947	3,153	-6.5%	3,786	3,634	4.2%	(245)	(252)	-2.8%	25,265	25,658	-1.5%
As % of net sales	73.1%	74.4%		67.1%	67.2%		63.4%	63.4%					70.1%	71.0%
Research and development expenses	(4,331)	(4,850)	-10.7%	(136)	(149)	-8.7%	(692)	(639)	8.3%	(370)	(380)	-2.6%	(5,529)	(6,018)	-8.1%
As % of net sales	(16.9)%	(18.9)%		(3.1)%	(3.2)%		(11.6)%	(11.1)%					(15.3)%	(16.7)%
Selling and general expenses	(5,097)	(5,442)	-6.3%	(1,450)	(1,529)	-5.2%	(822)	(823)	-0.1%	(2,021)	(2,089)	-3.3%	(9,390)	(9,883)	-5.0%
As % of net sales	(19.9)%	(21.2)%		(33.0)%	(32.6)%		(13.8)%	(14.4)%					(26.1)%	(27.4)%
Other current operating income/expenses	(488)	(625)		54	193		2	—		(130)	50		(562)	(382)
Share of profit/loss of associates* and joint ventures (3)	5	5		9	(5)		2	9		—	—		16	9
Net income attributable to non controlling interests	(33)	(29)		(5)	(6)		—	—		—	—		(38)	(35)
Business operating income	8,833	8,182	8.0%	1,419	1,657	-14.4%	2,276	2,181	4.4%	(2,766)	(2,671)	3.6%	9,762	9,349	4.4%
As % of net sales	34.4%	31.8%		32.3%	35.3%		38.1%	38.1%					27.1%	25.9%

							Financial income and expenses						(337)	(303)
							Income tax expenses						(2,078)	(1,996)
							Tax rate**						22.0%	22.0%
							Business net income						7,347	7,050	4.2%
							As % of net sales						20.4%	19.5%

							Business earnings / share(in euros)***						5.86	5.64	3.9%
*    Net of tax.
**    Determined based on Business income before tax, associates, and non-controlling interests.
***    Based on an average number of shares outstanding of 1,253,6 million in full year 2020 and 1,249.9 million in full year 2019.
(1)In 2019, change of presentation according to the Company new management reporting basis for 2020 and including the Impact of lease standard IFRS 16, effective January 1, 2019, in order to be reported under IFRS 16 and its related interpretations for comparison purposes.
(2)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc.…).
(3) The line "Share of profits/loss of associates and joint-ventures " has been restated in 2019 to exclude any effect of equity method accounting for Regeneron investment as a consequence of the sale of the entire equity investment in Regeneron (with the exception of 400,000 shares retained by Sanofi) on May 29th 2020.

Appendix 3: Consolidated income statements

€ million	Q4 2020	Q4 2019	2020	2019
Net sales	9,382	9,608	36,041	36,126
Other revenues	354	409	1,328	1,505
Cost of sales	(3,438)	(3,457)	(12,157)	(11,976)
Gross profit	6,298	6,560	25,212	25,655
Research and development expenses	(1,516)	(1,686)	(5,529)	(6,018)
Selling and general expenses	(2,601)	(2,737)	(9,390)	(9,883)
Other operating income	173	429	696	825
Other operating expenses	(298)	(499)	(1,415)	(1,207)
Amortization of intangible assets	(394)	(510)	(1,681)	(2,146)
Impairment of intangible assets (1)	(5)	(1,581)	(330)	(3,604)
Fair value remeasurement of contingent consideration	48	(4)	124	238
Restructuring costs and similar items	(196)	(158)	(1,064)	(1,062)
Other gains and losses, and litigation (2)	—	67	136	327
Gain on Regeneron investment as result of transaction completed on May 29th, 2020 (3)	—	—	7,382	—
Operating income	1,509	(119)	14,141	3,125
Financial expenses	(101)	(91)	(390)	(444)
Financial income	7	18	53	141
Income before tax and associates and joint ventures	1,415	(192)	13,804	2,822
Income tax expense	(329)	142	(1,813)	(139)
Share of profit/(loss) of associates and joint ventures	4	48	359	255
Net income excluding the exchanged/held-for-exchange Animal Health business	1,090	(2)	12,350	2,938
Net income/(loss) of the exchanged/held-for-exchange Animal Health business	—	(1)	—	(101)
Net income	1,090	(3)	12,350	2,837
Net income attributable to non-controlling interests	9	7	36	31
Net income attributable to equity holders of Sanofi	1,081	(10)	12,314	2,806
Average number of shares outstanding (million)	1,255.1	1,253.1	1,253.6	1,249.9
IFRS Earnings per share (in euros)	0.86	(0.01)	9.82	2.24
(1)In 2019, mainly related to Eloctate Impairment.
(2)In 2020, includes mainly the gain on the sale of operations related to the Seprafilm product to Baxter. In 2019, net gain of € 317 million related to litigation.
(3)This line includes the pre-tax income from the sale of Regeneron shares following the public offer for sale and Regeneron's repurchase on May 29, 2020. This amount includes the gain related to the remeasurement at fair value of the 400,000 retained shares that could be used to finance the R&D collaboration under the letter of agreement dated 2018.

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q4 2020	Q4 2019 (1)	2020	2019 (1)
Net income attributable to equity holders of Sanofi	1,081	(10)	12,314	2,806
Amortization of intangible assets (2)	394	510	1,681	2,146
Impairment of intangible assets (3)	5	1,581	330	3,604
Fair value remeasurement of contingent consideration	(48)	4	(124)	(238)
Expenses arising from the impact of acquisitions on inventories	—	—	53	3
Restructuring costs and similar items	196	158	1,064	1,062
Other gains and losses, and litigation (4)	—	(67)	(136)	(327)
Gain on sale of Regeneron shares on May 29, 2020 (5)	—	—	(7,225)	—
Tax effect of the items listed above:	(101)	(581)	(264)	(1,857)
Amortization and impairment of intangible assets	(117)	(503)	(541)	(1,409)
Fair value remeasurement of contingent consideration	38	(10)	39	(6)
Expenses arising from the impact of acquisitions on inventories	—	—	(8)	—
Restructuring costs and similar items	(32)	(64)	(293)	(311)
Gain on sale of Regeneron shares on May 29, 2020	2	—	477	—
Other tax effects	8	(4)	62	(131)
Share of items listed above attributable to non-controlling interests	—	(1)	(3)	(4)
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	—	71	(30)	165
Effect of discontinuation of use of equity method for Regeneron investment (6)	—	(132)	(313)	(411)
Animal Health Items	—	1	—	101
Business net income	1,527	1,534	7,347	7,050
IFRS earnings per share (7) (in euros)	0.86	(0.01)	9.82	2.24
(1)Business operating Income restated to exclude any effect of equity method accounting for Regeneron investment and to include the Impact of lease standard IFRS 16 for comparison purposes.
(2)Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €370 million in the fourth quarter of 2020 and €488 million in the fourth quarter of 2019.
(3)In 2019, mainly related to Eloctate Impairment.
(4)In 2020, includes mainly the gain on the sale of operations related to the Seprafilm product to Baxter. In 2019, net gain of € 317 million related to litigation.
(5)This line includes the result of the sale of 13 million of Regeneron’s shares as part of the public offering and of the 9.8 million of its shares repurchased by Regeneron. The amount does not include the gain related to the remeasurement at fair value at this date of the 400,000 retained shares.
(6)Our non-GAAP indicator (Business Net Income) does not include the share of income related to equity accounting from Regeneron since it ceased to be an associate on May 29, 2020. As a result, this line reflects that exclusion up to this date.
(7)Q4: Based on an average number of shares outstanding of 1,255.1 million in the fourth quarter of 2020 and 1,253.1 million in the fourth quarter of 2019.
Full year : Based on an average number of shares outstanding of 1,253,6 million in full year 2020 and 1,249.9 million in full year 2019.

Appendix 5: Change in net debt

€ million	2020	2019	(1)
Business net income	7,347	7,050
Depreciation & amortization & impairment of property, plant and equipment and software	1,507	1,593
Other non-cash items	34	584
Operating cash flow before change in working capital	8,888	9,227
Changes in Working Capital	(35)	(580)
Acquisitions of property, plant and equipment and software	(1,329)	(1,405)
Free cash flow before restructuring, acquisitions and disposals	7,524	7,242
Acquisitions of intangibles assets, investments and other long-term financial assets (2)	(562)	(576)
Restructuring costs and similar items paid	(910)	(1,142)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes (2)	930	490
Free cash flow	6,982	6,014
Acquisitions of investments in consolidated undertakings including assumed debt (3)	(5,786)	—
Proceeds from disposals of assets net of taxes (3)	—	672
Proceeds from Sale of Regeneron Shares on May 29,2020 net of taxes	10,370	—
Net cash flow from the swap between BI- CHC and Sanofi Animal Health business	—	105
Issuance of Sanofi shares	203	162
Acquisition of treasury shares	(822)	(9)
Dividends paid to shareholders of Sanofi	(3,937)	(3,834)
Other items	(692)	(589)
Change in net debt	6,318	2,521
Beginning of period	15,107	17,628
Closing of net debt	8,789	15,107
(1)Excluding any effect of equity method accounting for Regeneron investment and including the impact of lease standard IFRS 16, for comparison purposes.
(2)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(3)Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Appendix 6: Simplified consolidated balance sheet

Assets (€ million)	Q4 2020	Q4 2019	Liabilities & equity (€ million)	Q4 2020	Q4 2019
			Equity attributable to equity holders of Sanofi	63,001	58,934
			Equity attributable to non-controlling interests	146	174
			Total equity	63,147	59,108
			Long-term debt	19,745	20,131
Property, plant and equipment - Owned Assets	9,365	9,717	Non-current lease liabilities	931	987
Right of use	1,198	1,300	Non-current liabilities related to business combinations and to non-controlling interests	387	508
Intangible assets (including goodwill)	62,785	61,091	Non-current provisions and other non-current liabilities	7,536	7,641
Non-current income tax assets	248	164	Non-current income tax liabilities	1,733	1,680
Non-current financial assets & investments in associates and deferred tax assets	7,147	11,528	Deferred tax liabilities	1,770	2,294
Non-current assets	80,743	83,800	Non-current liabilities	32,102	33,241
			Accounts payable & Other current liabilities	15,427	15,016
			Current provisions and other current liabilities	218	292
Inventories, accounts receivable and other current assets	18,580	18,376	Current income tax liabilities	604	258
Current income tax assets	1,208	808	Current lease liabilities	232	261
Cash and cash equivalents	13,915	9,427	Short-term debt and current portion of long-term debt	2,767	4,554
Current assets	33,703	28,611	Current liabilities	19,248	20,381
Assets held for sale or exchange	83	325	Liabilities related to assets held for sale or exchange	32	6
Total assets	114,529	112,736	Total equity and liabilities	114,529	112,736

Appendix 7: Other current operating income net of expenses – Regeneron Alliances

€ million	2020	2019
Antibodies Alliance
Income & Expense related to profit/loss sharing	(727)	(253)
Additional share of profit paid by Regeneron related to development costs	75	21
Regeneron commercial operating expenses reimbursement	(349)	(449)
Total Antibodies Alliance	(1,001)	(681)
Immuno-Oncology Alliance
Total Immuno-Oncology Alliance	89	62
Other Regeneron
Total others related to Regeneron (mainly Zaltrap)	(14)	(14)
Total Regeneron Alliances	(926)	(633)

Appendix 8: Currency sensitivity
2021 business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	+0.05 USD/EUR	-EUR 0.13
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.01
Russian Ruble	+10 RUB/EUR	-EUR0.02
Currency exposure on Q4 2020 sales

Currency	Q4 2020
US $	39.7%
Euro €	23.2%
Chinese Yuan	5.0%
Japanese Yen	4.5%
Mexican Peso	2.3%
British Pound	2.0%
Brazilian Real	1.7%
Canadian $	1.5%
Russian Ruble	1.5%
Hungarian Forint	1.2%
Others	17.4%
Currency average rates

	Q4 2019	Q4 2020	Change	2019	2020	Change
€/$	1.11	1.19	+7.7%	1.12	1.14	+1.9%
€/Yen	120.37	124.54	+3.5%	122.08	121.76	-0.3%
€/Yuan	7.80	7.88	+1.1%	7.74	7.87	+1.7%
€/Real	4.56	6.44	+41.1%	4.42	5.89	+33.4%
€/Ruble	70.56	90.90	+28.8%	72.47	82.62	+14.0%

Appendix 9: Definitions of non-GAAP financial indicators
Company sales at constant exchange rates (CER)
When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.
We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to Company sales at constant exchange rates for the fourth quarter and full-year 2020

€ million	Q4 2020	2020
Net sales	9,382	36,041
Effect of exchange rates	(628)	(1,293)
Company sales at constant exchange rates	10,010	37,334
Business net income
Sanofi publishes a key non-GAAP indicator. Following the Regeneron shares transaction that was completed on May 29, 2020, the definition of the non-GAAP financial measure “Business net income” has been revised such that Share of profit/(loss) from investments accounted for using the equity method excludes the effects of applying the equity method to the investment in Regeneron. The comparative periods of 2019 presented have been restated to reflect that adjustment.
Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),
•restructuring costs and similar items(1),
•other gains and losses (including gains and losses on disposals of non-current assets(1)),
•costs or provisions associated with litigation(1),
•gain on Regeneron investment as a result of the transaction completed on May 29, 2020 (the amount does not include the gain related to the remeasurement at fair value at this date of the 400,000 retained shares),
•tax effects related to the items listed above as well as effects of major tax disputes,
•effect of equity method accounting for Regeneron investment (excluded from Business net income as a consequence of the sale of the entire equity investment in Regeneron (with the exception of 400,000 shares retained by Sanofi) on May 29th 2020,
•net income attributable to non-controlling interests related to the items listed above.
(1) Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Notes B.19. and B.20. to our consolidated financial statements.
Free cash flow
Free cash flow is a non-GAAP financial indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free Cash Flow is determined from the Business Net Income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.
1 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
2 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Reconciliation from net cash provided by/(used in) operating activities to free cash flow

€ million	2020	2019
Net cash provided by/(used in) operating activities in the Consolidated statements of cash flows(1)	7,449	7,744
Acquisition of property, plant and equipment and software	(1,329)	(1,405)
Acquisitions of intangibles assets, investments and other long-term financial assets(2)	(562)	(576)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes(2)	930	490
Repayment of lease liabilities(3)	(234)	(267)
Others(4)	728	28
Free cash flow(5)	6,982	6,014
1 Most directly comparable IFRS measure to free cash flow.
2 Transactions up to €500 million per transaction.
3 Following the application of IFRS 16, the payment for the principal portion of the lease liabilities is included in the free cash flow.
4 This line mainly includes the reclassification in cash flows linked to financing activities of the foreign exchange result realized on financial monetary items and related hedging instruments.
5 Non IFRS indicator (see definition in Appendix 9).

IFRS 16
The new lease accounting standard (IFRS16) impact mainly comes from the amortization of the lease asset recognized on a straight-line basis while the interest expense decreases over the life of the lease. IFRS16 standard is effective as of January 1, 2019. The impact on business EPS is -2 cents in 2019. The 2019 business net income statements including the effect of (i) the lease accounting standard IFRS 16 and (ii) some expenses reported differently in the segment information to conform with the company’s new management reporting is available on Sanofi’s internet website:
https://www.sanofi.com/en/investors/company-overview/key-financial-data